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September 28, 2018

Via EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Theresa Brillant and Doug Jones

Re:	Wabash National Corporation Form 10-K for Fiscal Year Ended December 31, 2017 Filed February 28, 2018 Form 10-Q for the fiscal quarter ended June 30, 2018 Filed August 8, 2018 File No. 001-10883

Ladies and Gentlemen:

On behalf of our client, Wabash National Corporation (the “Company”), set forth below are the Company’s responses to the comments of the Staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Staff”) set forth in the Staff’s letter, dated September 11, 2018, to Mr. Jeffery L. Taylor, Senior Vice President and Chief Financial Officer of the Company, with respect to the above-referenced filings of the Company. The comments of the Staff are repeated below (in bold italics), followed by the Company’s responses (in regular type).

Form 10-K for the Fiscal Year Ended December 31, 2017

Note 13: Segments, page 85

1.            You disclose the new reporting segment “Final Mile Products” implemented during the fourth quarter of 2017 included other truck body activities previously reported in the Commercial Trailer Products segment.  However, it does not appear the corresponding information for comparable prior annual periods in the Form 10-K and interim periods reported in 2018 Form 10-Q’s have been restated to reflect the new composition of your reportable segments in accordance with ASC 280-10-50-34.  Please revise as appropriate.

As a result of the acquisition of Supreme Industries, Inc. (“Supreme”) on September 27, 2017, the Company created a new reporting segment in the fourth quarter of 2017 referred to as Final Mile Products (“FMP”), which included the Supreme operations and certain other truck body operations which were previously included in our Commercial Trailer Products (“CTP”) segment.  The Company evaluated the three-year historical operating results of the existing truck body operations prior to the creation of the FMP segment, noting that total annual revenues for this

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existing business was $0 million, $2 million and $3 million, respectively, for the twelve months ended December 31, 2015 and 2016, and the nine months ended September 30, 2017.  This represented 0.3% or less of CTP and consolidated Company revenue for any reporting period.  The other financial metrics included in the Company’s segment footnote (income (loss) from operations, depreciation, total assets, etc.) likewise would not have been materially different.  The Company therefore concluded that the results of CTP’s truck body operations prior to the Supreme acquisition would remain as part of CTP, and that FMP would only report operating results effective with the fourth quarter of 2017 since results from the previous years were not considered material or meaningful to the users of the consolidated financial statements.  In future filings, the Company will revise its disclosure to include a statement that it has not restated the historical comparative periods due to the immaterial impact of the existing truck body activities on the presented segments and periods.

Form 10-Q for the interim period ended June 30, 2018

Note 2: Revenue Recognition, page 7

2.            You disclose you manufacture specialty trailers, customized vans, platform trailers, other transportation related equipment and products to customer specifications.  Please provide us with your analysis regarding how you considered whether revenue from these products should be recognized over time.  Refer to ASC 606-10-25-27 for guidance.

The Company recognizes revenue only when it satisfies a performance obligation by transferring a promised good or service to a customer and the customer obtains control of the good or service.  The Company determines at contract inception whether it satisfies the performance obligation at a point in time or over a period of time.  As the Company reviews its contracts from each of the business units and their respective products, a determination is made as to whether control transferred at a point in time or over time by evaluating three criteria for control to transfer over time in accordance with ASC 606-10-25-27.  These criteria are: (1) the customer simultaneously receives and consumes the benefits provided as the entity performs the work; (2) the Company’s performance creates or enhances an asset that the customer controls as the asset is created or enhanced; or (3) the Company’s performance does not create an asset with an alternative use to the Company and the Company has an enforceable right to payment for performance completed to date.  If the contract does not meet one of the three criteria above, then the presumption is that control transfers at a specific point in time.

Specifically, for the manufacturing of specialty trailers, customized vans, platform trailers, other transportation related equipment and products, the Company reviewed its customer contracts and concluded that its customers do not immediately benefit and have no physical or contractual control of the asset as it is manufactured.  In addition, while some level of customization does exist for each of our sales orders, there is no contractual restriction from directing the production of a product to

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another customer and the level of customization is not significant enough such that, in the event of a cancellation, the Company could sell these products to other customers without incurring significant costs.  This conclusion was supported by our reviewing historical cancellations and comparing original sales price and gross margins with the ultimate sale price and gross margins from the final customer sale.  Based on this comparison, the Company determined that these business units could sell these products to other customers without incurring significant costs. Finally, the Company evaluated its contracts for customer acceptance clauses, repurchase arrangements, forward or call options, put options, consignment sales, bill-and-hold arrangements and rights of return, noting no such terms that would indicate over time revenue recognition is warranted.

As a result, the sale and related performance obligations for specialty trailers, customized vans, platform trailers, other transportation related equipment and products were determined to have transferred control at a specific point in time, as determined by the terms agreed to in each contract.

3.            We note your disclosure that for certain performance obligations satisfied over time revenue is recognized based on the measurement of actual total cost incurred to the total estimated costs for each project.  Please tell us, and revise to clarify, which specific performance obligations you are referring to.

Based on the review of contracts and related performance obligations, the Company identified two revenue streams in which the related performance obligation was determined to be satisfied over a period of time.  First, within the Company’s Process System business and the Diversified Products Group (“DPG”) segment, management concluded that the contracts for certain equipment-related sales meet the criterion for no alternative use and they contain an enforceable right to payment for performance completed, therefore the performance obligations should be treated as being satisfied over time for these specific contracts. As such, revenue is recognized over a period of time using the costs incurred input method for these specific products.  This is not the case for all such sales in the DPG segment and the contracts requiring over time recognition amounted to approximately $22 million and $25 million of revenues for the years ended December 31, 2016 and 2017, respectively.

Second, the Company generates service-related revenues across each of its three operating segments.  For these performance obligations, it was determined that the distinct performance obligation to provide a specific service satisfies the requirements of over time revenue recognition since the customer simultaneously receives and consumes the benefit provided.   The typical period in which the Company provides its service work is such that the majority of service work is started and completed in the same fiscal quarter, with aggregate work in process at period end historically being immaterial. Total revenues for service work requiring over time recognition amounted to approximately $38 million and $36 million of revenues in each of the years ended December 31, 2016 and 2017, respectively.

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Based on these facts, the Company will revise its disclosures prospectively as follows (underline added to acknowledge addition to the disclosure):

“The Company adopted Financial Accounting Standards Board Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606) effective January 1, 2018. The adoption of Topic 606 did not have an impact on the consolidated financial statements. The Company recognizes revenue from the sale of its products when obligations under the terms of a contract with our customers are satisfied; this occurs with the transfer of control of our products and replacement parts or throughout the completion of service work. Revenue is measured as the amount of consideration we expect to receive in exchange for transferring promised goods or services to a customer and excludes all taxes collected from the customer. Shipping and handling fees are included in Net Sales and the associated costs included in Cost of Sales in the Consolidated Statements of Operations. For shipping and handling costs that take place after the transfer of control, the Company is applying the practical expedient and treating it as a fulfillment cost. Incidental items that are immaterial in the context of the contract are recognized as expense. For performance obligations satisfied over time, which include certain equipment-related sales within our DPG segment that have no alternative use and contain an enforceable right to payment, as well as service work whereby the customer simultaneously receives and consumes the benefits provided, the Company recognizes revenue on the basis of the Company’s efforts or inputs to the satisfaction of these performance obligations, measured by actual total cost incurred to the total estimated costs for each project. Total revenue recognized over time was not material to the consolidated financial statements for all periods presented.

The Company has identified three separate and distinct performance obligations: 1) the sale of a trailer or equipment, 2) sale of replacement parts, and 3) service work. For trailer, truck body, equipment, and replacement part sales, control is transferred and revenue recognized from the sale upon shipment to or pick up by the customer in accordance with the contract terms. The Company does not have any material extended payment terms as payment is received shortly after the point of sale. Accounts receivables are recorded when the right to consideration becomes unconditional. The Company does have customers who pay for the product prior to the transfer of control

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which is recorded as customer deposits in Other Accrued Liabilities as shown in Note 12. Customer deposits are recognized as revenue when the Company performs its obligations under the contract and transfer control of the product.”

4.            We note in Note 2(d) in your Form 10-K for the year ended December 31, 2017 that as part of your used trailer trade commitments you provide residual value guarantees.  Please tell us your consideration of ASC 606-10-55-66 through 78 in your treatment of these arrangements.

The Company does not enter into repurchase agreements in which it promises to repurchase the asset that was originally sold to the customer or provide residual guarantees.  The Company may accept trade-in of used trailers when a customer enters into a contract to purchase new trailers.  However, in the contract for the sale of the new trailer, there is no commitment to repurchase that trailer or a similar trailer in the future.  The Company’s used trailer trades are established as a method to facilitate its customer’s purchase of new equipment at a value that closely approximates the estimated net realizable value of the underlying used trailer.  Based on the Company’s review of ASC 606-10-55-66 through 78, in order for an obligation or right to repurchase an asset to be accounted for as a repurchase agreement, it must exist at the inception of the contract with the customer, which is not the case for the Company’s contracts.  In future filings, the Company will revise the description of this footnote in order to not give the impression that such residual value guarantees exist.  Additionally, the Company will revise its disclosure, in part, to include the following: “The Company may accept trade-in of used trailers when a customer enters into a contract to purchase a new trailer.  However, in the contract for the sale of the new trailer, there is no commitment to repurchase that trailer or a similar trailer in the future.”

5.            It appears from your disclosures that revenue is recognized both over time and at a point in time.  Please tell us your consideration of disaggregating revenue on this basis pursuant to ASC 606-10-50-5.

As described above, the Company identified two revenue streams that meet the criteria to be treated as control transferred over time: service-related work and specific equipment-related sales within the Company’s DPG segment.  The equipment being recognized over time is part of our Extract Technology® brand, which is comprised of stainless steel isolators and downflow booths, as well as custom-fabricated equipment, including workstations and drum booths for the pharmaceutical, fine chemical, biotech and nuclear end markets.  Neither the service work nor the Extract Technology® equipment is viewed as a significant business line by management.  The Company currently reports revenue by operating segment and by specific product type.  Current product types include (1) new trailers, (2) used trailers, (3) components, parts and service, and (4) equipment and other.  The Company believes this level of disaggregation is sufficient to highlight the type of goods and services provided and the markets being represented.    Total revenues, in aggregate, for the service work and Extract Technology® products were approximately $61 million

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and $60 million for the twelve months ended December 31, 2017 and 2016, respectively.  This represents approximately 3 percent of consolidated revenues, in aggregate, for each reporting period.  Based on the information evaluated, both quantitative and qualitative, the Company concluded that the amount of revenue being recognized over time was not considered material or meaningful to the users of the financial statements for separate disclosure within the Company’s filings beyond the specific product information currently disclosed.  The Company will continue to evaluate the significance of these revenue streams and assess whether separate disclosures are necessary in future filings.

Thank you for your assistance.  If the Staff has any questions with respect to the foregoing, please contact me at (414) 319-7336.

                        Very truly yours,

                        /s/ Jason M. Hille

                        Jason M. Hille

cc:	Jeffrey L. Taylor, Senior Vice President and Chief Financial Officer, Wabash National Corporation

Melanie Margolin, Senior Vice President, General Counsel and Corporate Secretary, Wabash  National Corporation

Justin Ross, Vice President – Tax & Treasurer, Wabash National Corporation